DISTANCE VOTE FORM

EGM - BRF SA of 01.17.2022

Shareholder Name
Corporate (CNPJ) or Individual (CPF) tax number of shareholder
E-mail

Guidelines for completion

Should you, as a shareholder, choose to exercise your right to vote at a distance, pursuant to articles 21-A and following of CVM Instruction No. 481/2009, you must complete this Distance Voting Form (“Form”), which will only be considered valid and the votes cast here counted in the quorum of the General Shareholders’ Extraordinary Meeting of BRF SA, to be held on January 17, 2022, if the following instructions are observed: (i) all fields must be duly completed; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or his / her legal representative (s), as the case may be and under the terms of effective legislation.

It will not be required the recognition of the signatures affixed in the Voting Form, nor their consularization.

On January 10, 2022 (inclusive), the deadline for receiving the completed Form expires, as instructed below.

It should be stressed that in order for the Form to have an effect, the date of 01.10.2022 will be the last day for its RECEIPT in one of the 3 forms that are listed below, and not the last day for it to be mailed. If the Distance Voting Form is received after 01.10.2022, the votes will not be counted.

DISTANCE VOTE FORM EGM - BRF SA of 01.17.2022

Guidance for delivering the Distance Voting Form, indicating the option of sending directly to the company or sending filling instructions to the bookkeeper or custodian

The shareholder who chooses to exercise his voting right by means of this Form, must complete it observing the guidelines above and send it: (i) to the Company or (ii) to the Custodian or (iii) to the Bookkeeper, according the following instructions:

(i)              To the Company: besides the Form, the shareholder shall submit a digitalized copy of the following documents: Individual – ID with a picture of the shareholder or his/her legal representative: (Brazilian national’s ID, Foreign Resident’s ID, Brazilian driver’s license, passport or class association ID). Legal Entity and Investment Funds - a) Articles of Association or consolidated and current Bylaws (in the case of a Legal Entity) or the consolidated and current fund regulations and Bylaws or Articles of Association of its manager, as the case may be (in the case of Investment Funds); b) ID with a picture of its legal representative: Brazilian national’s ID, foreign resident’s ID, Brazilian driver’s license, passport or class association ID; and c) a document evidencing powers of representation.

(ii)            To the Custodian: this option is intended exclusively for shareholders holding shares in custody at B3 SA - Brasil, Bolsa, Balcão (“B3”). In this case, the distance vote will be exercised by the shareholders in accordance with the procedures adopted by their Custodians. To this end, the shareholder must contact his Custodians and check the procedures established for them to issue voting instructions via Form as well as the documents and information required by them to this end.

(iii)           To the Bookkeeper: this option is intended exclusively for the shareholders holding shares deposited at Itaú Corretora de Valores S.A. (“Itaú”), bookkeeper of the shares issued by the Company. Itaú created the Digital Shareholder Meeting website, a secure solution where it is possible to vote from distance. To vote through the website you need to register and have a digital certificate. Information on registration and step by step to issue the digital certificate are described on the website: https://www.itau.com.br/investmentservices/assembleia-digital/

Electronic address to send the distance voting form, should the shareholder decide to deliver the document directly to the Company

Bulletins sent directly to the Company must be sent exclusively by electronic means, to the e-mail: acoes@brf-br.com

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone and contact person

Itaú Corretora de Valores S.A.

E-mail: escrituracaoacoes@itau-unibanco.com.br

Address: Avenida Brigadeiro Faria Lima, 3400, 10º Andar, São Paulo, SP, Zip Code 04538-132

Contact: Shareholders attendance

Telephone: (11) 3003-9285 (capitals and metropolitan regions) / 0800 7209285 (other locations) - Opening hours: working days, from 9 am to 6 pm.

Resolutions

Simple Resolution

1. To resolve on the proposal to change the limit of authorization for capital increase regardless of statutory reform, with the resulting amendment of article 7 and the consolidation of the Company's bylaws.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2. To approve the Company's capital increase by means of a primary distribution public offering, pursuant to CVM Instruction 476 of January 16, 2009 and other applicable regulations, of up to three hundred and twenty-five million (325,000,000) new common nominative shares with no par value ("Shares"), including in the form of American Depositary Shares (ADS), represented by American Depositary Receipts (ADR).

[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTE FORM EGM - BRF SA of 01.17.2022

Simple Resolution

3. To establish that, of the total amount of the Offering: (a) R$ R$500,000,000.00 (five hundred million reais) shall be allocated to capital stock; and (b) the remaining amount of the value of the Offering will be allocated to the formation of a capital reserve, in accordance with the provisions of article 182, paragraph 1, item 'a', of Law No. 6,404/1976 ("Brazilian Corporate Law").

[ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation

4. To authorize, for all legal purposes and effects, the Company's management to perform all acts necessary and/or convenient for the implementation of the Capital Increase and the Offering.

[ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation

5. To authorize the Board of Directors, if the market conditions make the Capital Increase and the Offering not advisable, at its sole discretion, at any time, not to implement or cancel the Capital Increase and the Offering without the need for subsequent ratification by the Company's shareholders.

[ ] Approve [ ] Reject [ ] Abstain

Simple Deliberation

6. To authorize the Board of Directors to (a) establish the quantity of shares to be effectively issued (respecting the maximum quantity established by this EGM), (b) approve the Share Price, and (c) homologate the Capital Increase.

[ ] Approve [ ] Reject [ ] Abstain

City: __________________________________________________________________________

Date: __________________________________________________________________________

Signature: _________________________________________________________________________

Shareholder Name: _________________________________________________________________

Phone: __________________________________________________________________________